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SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mogavero, Lee & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Broad Street, 7th Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Krim — (212) 688-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I Doreen Mogavero, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mogavero, Lee & Co., Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELENA CORSO
Notary Public, State of New York
No. 01CO6157404
Qualified in Richmond County
Term Expires Dec. 11, 2010

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mogavero, Lee & Co., Inc.
20 Broad Street, NY, NY 10005

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STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

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Mogavero, Lee & Co., Inc.
Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	97,966
Securities owned, at market		500,809
Receivable from broker, dealer and clearing organization		133,570
Commissions receivable		1,935
Property and equipment, net of accumulated depreciation of $66,795		8,765
Other assets		39,011
Total assets	**$**	**782,056**
Liabilities and Stockholders' Equity		
Liabilities		
Accrued expenses and other payables	$	54,896
Income taxes payable		5,330
Advances from stockholders		14,330
		74,556
Subordinated liabilities		
Subordinated loans		100,000
Stockholders' equity		
Common stock, no par value; 200 shares authorized, 13.158 shares issued and outstanding		46,500
Additional paid-in capital		310,300
Retained earnings		294,700
		651,500
Notes receivable, stockholders		(44,000)
		607,500
Total liabilities and stockholders' equity	**$**	**782,056**

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Mogavero, Lee & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company principally engages in executing transaction orders on the floor of the New York Stock Exchange on behalf of its clients.

2. Summary of Significant Accounting Policies

Securities Transactions
Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Cash Equivalents
The Company considers all money market accounts and all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using straight line methods over the estimated useful lives of the related assets. The useful lives of the assets range from 3 to 5 years.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, the Company is not subject to Federal income tax. The stockholders are required to report separately their distributive shares of the Company's income or loss to Federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes, and, accordingly, the Company pays New York State income tax at the minimum rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against a deferred tax asset when it is more likely than not that the deferred tax asset will not be realized.

3. Securities Owned, at Market

Securities owned, at market, consist of a short term dollar for dollar income fund.

4. Fair Value of Financial Instruments

The Company adopted SFAS No. 157 as of January 1, 2008, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and expands disclosures about investments that are measured and reported at fair value. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques into three broad levels. Level 1 of which follows:

Level 1 Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above as of December 31, 2008.

Description	Classification	Total	Level 1
Short Term Income Fund	Asset	$500,809	$500,809

5. Receivable From Broker, Dealer and Clearing Organization

Receivable from broker, dealer and clearing organization arises as a result of the Company's normal securities transactions.

6. Bank Line of Credit

The Company has a credit line agreement with a bank, which provides for a loan facility up to $150,000. Loans bear interest at prime plus 1.5% per annum and are payable monthly. At December 31, 2008, the Company has not drawn against this facility.

The loan is secured by all assets, personal property and fixtures of the Company. In addition, the stockholders have personally guaranteed the loan.

The credit line is set to expire on June 8, 2009.

7. Subordinated Borrowings

The borrowings under subordination agreements with stockholders at December 31, 2008 are as follows:

Cash subordination agreements:

Maturity Date	Rate	Principal
May 30, 2009	8% per annum	$ 80,000
May 30, 2009	8% per annum	20,000
		$ 100,000

Both borrowings are subject to automatic rollover provisions.

The cash subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

8. Notes Receivable, Stockholders

The Company issued 3.158 shares of its no par value common stock for $44,000 as follows:

Origination Date	Number of Shares	Principal
January 1, 1995	2.500	$ 19,000
April 25, 2002	.658	25,000
	3.158	$ 44,000

The notes are non-interest bearing and due on demand.

9. Commission Sharing

The Company has a commission sharing agreement with another broker dealer, whereby a percentage of commission income attributable to this arrangement is payable to that broker dealer for transactions directly generated by that broker dealer's introduction. The commission sharing agreement will be fully disclosed to all customers affected by the arrangement.

10. Income Taxes

In the current year, the Company utilized its remaining net operating loss carryforward in the approximate amount of $77,000.

Deferred taxes were the result of the future benefit expected to arise as a result of net operating loss carryforwards. However, a 100% valuation allowance had been provided for the tax benefit arising as a result of these temporary differences due to the uncertainty regarding the near term utilization of such benefit. As the Company fully utilized its remaining net operating loss carryforwards, the deferred tax asset was eliminated which resulted in a decrease in the valuation allowance by the previously recognized amount of $1,300.

In December 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises" which allows certain enterprises to defer the effective date of FASB Interpretation 48, Accounting for Uncertainty in Income Taxes until fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 in accordance with this FSP.

11. Office Lease

The Company had been leasing office space under an operating lease which expired on January 31, 2008. Following the expiration date, the Company continued to occupy the premises on a month to month basis, while negotiating an extension of the lease. On August 27, 2008, the Company entered into a second amendment of lease with the landlord for new office space. Under the amendment, the operating lease for the new space expires on January 31, 2014. Future minimum annual rental payments are as follows:

Year Ended December 31,	Amount
2009	$ 108,413
2010	121,322
2011	124,745
2012	128,271
2013	131,903
2014	11,017
	$ 625,671

The Company is also obligated to pay its proportionate share of the increase, if any, of annual real estate taxes over base real estate taxes.

12. Clearance Agreement

The Company operates principally under a clearance agreement with another broker whereby such broker assumes and maintains the Company's customer accounts. As part of this agreement, the Company is required to maintain cash or securities of not less than $500,000. This deposit is included in receivable from broker, dealer and clearing organization and securities owned, at market.

13. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2008, the Company had net capital, as defined, of $589,651, which was $584,651 in excess of its required net capital of $5,000. At December 31, 2008, the Company had aggregate indebtedness of $74,556. The ratio of aggregate indebtedness to net capital was .13 to 1.

14. Off-Balance-Sheet Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with its clearing broker, who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers; therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill their contractual obligations.

The U.S. economy is currently experiencing a significant contraction and may see further deterioration. The uncertain financial market could adversely affect the Company's business.

From time to time, the Company has cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration. At December 31, 2008, the Company's cash in bank did not exceed the insured limitations.

15. 401(k) Plan

The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all of its employees, and provides for participants to defer salary, up to statutory limitations. The Company is not required to make a matching contribution.

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The Company's Statement of Financial Condition as of December 31, 2008 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

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To the Board of Directors
Mogavero, Lee & Co., Inc.

We have audited the accompanying statement of financial condition of Mogavero, Lee & Co., Inc. (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Mogavero, Lee & Co., Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 23, 2009